Redeemability Exemption

Description of Equitable Financial Life Insurance Company of America’s Issuance,

Transfer and Redemption Procedures for Policies

Pursuant to Rule 6e-3(T)(b)(12)(iii)

under the Investment Company Act of 1940

December 15, 2025

Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 (“1940 Act”), this exhibit sets forth the issuance, transfer and redemption procedures to be followed by Equitable Financial Life Insurance Company of America (“Equitable America”) in connection with the issuance of COIL Institutional Series® (Series 162), a flexible premium variable life insurance policy (the “policy”).

Equitable America believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

1. Because of the insurance nature of Equitable America’s policy and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

2. Many of the procedures used by Equitable America have been adopted from its established procedures for its scheduled premium variable life insurance policies, its other flexible premium variable life insurance policies and its fixed benefit life insurance policies.

3. In structuring its procedures to comply with Rule 6e-3(T), state insurance laws and its established administrative procedures, Equitable America has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

4. In general, state insurance laws, like Rule 6e-3(T)(b)(12)(iii), require that Equitable America’s procedures be reasonable, fair and not discriminatory.

5. Because of the nature of the insurance product, it is often difficult to determine precisely when Equitable America’s procedures deviate from those required under Sections 22(d), 22(e) or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures not otherwise described in the prospectus, which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to describe each and every procedure or variation which might occur and does include certain procedural steps which do not constitute deviations from the above-cited sections or rule.

Under the policy, a policyowner allocates net premiums to a Guaranteed Interest Account, which is part of Equitable America’s General Account, and/or to one or more investment funds of Equitable America’s Variable Account K (the “Account”) and/or to the Market Stabilizer Option (“MSO”). Except as otherwise noted, the procedures described below apply equally to each of the Account’s investment funds and, accordingly, are described in terms of the Account. For net premium amounts allocated to the MSO, redemption rules and procedures are specified in the prospectus for the MSO.

I. “Public Offering Price”: Purchase and Related Transactions — Section 22(d) and Rule 22c-1

This section outlines those principal policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction. Because of the insurance nature of the policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences involve the structure of the policy charges and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions — such as restoration and loan repayment — which do not result in the issuance of a policy, but which require certain payments by the policyowner and involve a transfer of assets supporting the policy reserve into the Account.

a. Application and Initial Premium Processing

Upon receipt of a completed application and other required documentation from a prospective policyowner, Equitable America will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insured(s) is insurable. We may use various underwriting methods such as regular underwriting, guaranteed issue and accelerated underwriting. The underwriting process may in some cases involve such verification procedures as medical examinations and may require that further information be provided by the proposed policyowner and/or the proposed insured before such a determination can be made. A policy cannot be issued, i.e., physically issued through Equitable America’s computer issue system, until the underwriting procedure has been completed. For group cases, a single policy (referred to as a master policy), with information for each insured in the group, may be issued to the policyowner.

The maximum premium will be tested to assure that a higher death benefit to keep the policy qualified as life insurance under the Internal Revenue Code will not be immediately effective.

These processing procedures will not dilute any benefit payable to any existing policyowner. Although a policy cannot be issued until after the underwriting process has been completed, the proposed policyowner will receive immediate insurance coverage on the proposed insured person(s) once the proposed policyowner has paid their full initial premium and assuming that the proposed insured person(s) proves to be insurable according to the terms of the temporary insurance agreement.

Equitable America will require that the policy be delivered within a specific delivery period to protect itself against anti-selection by the prospective policyowner resulting from a deterioration of the health of the proposed insured(s). Generally, the period will not exceed 30 days from the policy’s Issue Date.

Delivery may be delayed where, for example, the full initial premium has not yet been paid, amendment is needed to the application for the policy or where the agent has been unable to contact the prospective policyowner. Where a policy is not delivered within 30 days, Equitable America will consider reissuing the policy with a new Register Date and Issue Date subject to satisfactory evidence of insurability. However, if Equitable America does not receive the full initial premium within 60 days of the Issue Date, we will consider the prospective policyowner to have withdrawn the application and we will refund any premium paid. To obtain a policy, it would then be necessary for the prospective policyowner to submit a new completed application and satisfactory evidence of insurability of the proposed insured(s).

b. Policy Charges and Underwriting Standards

Policy charges will not be the same for all policyowners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each policyowner pays policy charges commensurate with the insured’s mortality risk which is actuarially determined based upon the underwriting process and factors such as age, sex, health and occupation.

In the context of life insurance, uniform cost of insurance charges for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be a uniform “public offering price” for all policyowners because premiums are flexible, there will be a different “price” for each actuarial category of insureds because different policy charges will apply. The cost of insurance “price” will also vary based on the net amount at risk.

The policy will be offered and sold pursuant to our rate schedules and our underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among insureds of the same class, but generally recognize that premiums and policy charges may be based upon factors such as age, sex, health and occupation. Tables showing the maximum policy charges will be delivered as part of the policy. Any additional charges for persons who do not meet standard underwriting requirements or for additional benefit riders will also be indicated in the policy.

Equitable America will reduce the risk classification for an existing policy if new evidence of insurability demonstrates that the insured person(s) qualifies for a lower classification. After the reduced rating is determined, the policyowner will pay lower current monthly policy charges each month. A similar reduction will be made for tobacco users who meet our non-tobacco user requirements.

c. Repayment of Loan

When a loan is made, Equitable America will allocate the loan to each policy’s values in the Guaranteed Interest Account and in the investment funds of the Account, in proportion to their respective values at the time the loan request is received. Equitable America will transfer from each investment fund of the Account to the General Account an amount of Policy Account Value equal to the amount of the loan allocable to that investment fund. Upon repayment of indebtedness, Equitable America will reduce its General Account policy loan assets and transfer those assets first to the Guaranteed Interest Account to the extent loans were attributable to the Guaranteed Interest Account, and then to the Account’s investment funds according to the policyowner’s instruction or the premium payment allocation percentages then in effect.

d. Increases and Decreases in Specified Face Amount and Target Face Amount

Equitable America reserves the right to decline a Face Amount or Target Face Amount increase if the insured person(s) does not qualify for the increase subject to Equitable America’s underwriting rules then in effect. If Equitable America approves a request for a Face Amount or Target Face Amount increase, Equitable America may apply a rating class for the increase different from that approved at issue or for a prior increase. For cases involving one owner and multiple insureds, changes in coverage amount will apply equally to all policies in the group.

II. “Redemption Procedures”: Surrender and Related Transactions

This section will outline those procedures which differ in certain significant respects from redemption procedures for mutual funds and contractual plans. The policy provides for the payment of monies to a policyowner or beneficiary upon presentation of the policy. The amount received by the payee will depend upon the particular benefit for which the policy is presented: surrender for net cash surrender value or payment of a death claim. There are also certain policy provisions — such as partial withdrawals, termination and the loan privilege — under which the policy generally will not be presented to Equitable America, but which will affect the policyowner’s benefits and may involve a transfer of the assets supporting the policy reserve out of the Account.

Any combined transactions on the same day which counteract each other will be allowed. We will assume the policyowner is aware of the conflicting nature of these transactions and desires their combined result. In addition, if a transaction is requested which we will not allow (for example, a request for a face amount decrease which lowers the face amount below our minimum) we will reject the whole request and not just the portion which fails to comply with our rules. Policyowners will be informed of the rejection and will have an opportunity to give new instructions. Finally, state insurance or other laws may mandate that certain requirements be met before Equitable America is permitted to make payments to the payee.

Generally, except for the payment of death benefits, the imposition of insurance and administrative charges and the effects of policy loans, the payee will receive a pro rata or proportionate share of the Account’s assets within the meaning of the 1940 Act in any transaction involving “redemption procedures”.

a. Surrender for Net Cash Surrender Value

Equitable America will make the payment of Net Cash Surrender Value out of its General Account and, at the same time, transfer assets from the Account to the General Account in an amount equal to the policy reserves in the Account.

b. Death Claims

Equitable America will usually issue a death benefit payable to the beneficiary within seven days after receipt, at our Administrative Office, of the policy, due proof of death of the insured person, and all other requirements necessary1 to make payment.

Equitable America will make payment of the death benefit out of its General Account and will transfer assets from the Account to the General Account in an amount equal to the policy reserves in that Account. The excess, if any, of the death benefit over the amount transferred will be paid out of the General Account reserve maintained for that purpose.

c. Transfer

The policy allows the policyowner, in lieu of a conversion privilege, to transfer all the amounts in the investment funds of the Account to the Guaranteed Interest Account (which is part of our General Account and pays interest at a declared guaranteed rate) without charge.

d. Policy Loan

When a loan is made, Equitable America transfers a portion of the assets in the Account (which is a portion of the cash surrender value and which also constitutes a portion of the reserves for the death benefit) equal to the indebtedness to the General Account.

e. Federal Income Tax

In certain circumstances, a premium payment or change to a policy may cause a policy to be treated as a “modified endowment.” (See Tax Information in the Prospectus.) Due to the potential adverse tax consequences, Equitable America has instituted procedures aimed at preventing a policy from becoming a modified endowment without the policyowner’s prior knowledge. If Equitable America determines that, based on the first premium, the policy will be a modified endowment contract, Equitable America will issue the policy based on the first premium remitted, provided that the policyowner signs a form acknowledging that the policy is a modified endowment. Alternatively, the policyowner may reduce the amount of the first premium to a level at which the policy will not be a modified endowment. Equitable America will then issue the policy based on the reduced premium. Equitable America will not deliver a policy unless one of these options is selected.

In the case of a subsequent premium payment, which, if applied, would cause a policy to become a modified endowment, Equitable America plans to return the excess premium payment (the amount which would cause the contract to become a modified endowment) to the policyowner within one business day. The excess premium payment will be accompanied by a letter of explanation. The letter will explain to the policyowner that the premium payment they submitted would cause the policy to become a modified endowment under federal income tax law. The letter will instruct the policyowner that they may either return the excess premium payment to Equitable America with a signed acknowledgment form (enclosed with the letter) or forego making the payment at this time. The acknowledgment form will describe the federal income tax consequences of owning a modified endowment.

[1]

State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the policy regarding suicide and incontestability.

There may be cases in which a policy becomes a modified endowment before all procedures aimed at preventing this have been fully implemented. In such cases, Equitable America may, but is not obligated under applicable federal income tax law to, refund the excess premium with interest not later than 60 days following the policy year in which it was received. In such case the policy should generally be removed from modified endowment status. If an offer to refund premium is made, the policyowner will be notified and given an opportunity to elect a refund. If a refund is elected, the Policy Account will be adjusted to take into account the amount of the refund. The amount of the refund would include interest earned on the excess premium amount in the Guaranteed Interest Account and net return on the excess premium amount in the investment funds of the Account. An election to take a refund and the related adjustments will be effective upon receipt at our administrative office.